UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
305 Fitness, Inc.

Legal status of issuer

> **Form**
> C-corp
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> March 7, 2012

Physical address of issuer
18 West 8th Street, New York, NY, 10011

Website of issuer
https://www.305fitness.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 2.5% of the number of securities sold.

Type of security offered
Convertible Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☑ First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
November 20, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
25

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$3,759,267	$6,701,602
Cash & Cash Equivalents	$2,574,724	$5,880,746
Accounts Receivable	$682,763	$458,619
Short-term Debt	$1,028,413	$991,368
Long-term Debt	$1,083,609	$726,288
Revenues	$2,819,860	$7,126,147
Cost of Goods Sold	$584,376	$1,999,927
Taxes Paid	$13,288	$2,629
Net Income (Loss)	($3,524,713)	($970,210)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Reviewed Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcripts

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
September 2, 2021

305 Fitness, Inc.



Up to $1,070,000 of Convertible Notes

305 Fitness, Inc. ("305 Fitness", "305", the "Company", "we", "us", or "our"), is offering up to $1,070,000 worth of Convertible Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by November 20, 2021 (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $530,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who complete the subscription process by November 5, 2021 (the "Offering End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date upon Company and SI Securities, LLC consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Offering End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such statements or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at https://www.305fitness.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: http://www.seedinvest.com/305.fitness

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this

Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

305 Fitness, Inc. ("the Company") is a Delaware corporation, originally formed on March 7, 2012 as an S-corporation and re-organized and incorporated as a C-corporation in the State of Delaware on November 6, 2019. The Company is a boutique fitness studio business that hosts fitness dance classes with a live DJ and a club-inspired light show. The Company also has developed an "At-Home" program and instructor licensing training program.

The Company is located at 18 West 8th Street, New York, NY, 10011.

The Company's website is https://www.305fitness.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under www.seedinvest.com/305.fitness and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Convertible Note being offered	$25,000
Maximum amount of Convertible Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer: Not Applicable.
Minimum investment amount per investor	$1,000
Offering deadline	November 20, 2021
Use of proceeds	See the description of the use of proceeds on page 12, 14, and 15 hereof.
Voting Rights	See the description of the voting rights on pages 11, 13, and 16 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage

companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive fitness space. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new customers or renew customers on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their customers. Their customers may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when a competitor offers more favorable terms. On some occasions, pricing pressure results in lower revenue from customers than what the Company had anticipated based on their previous agreement with customers. This reduction in revenue could result in an adverse effect on their business and results of operations.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing

and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business.

The Company operates in a business that is highly regulated and subject to liability concerns. Compliance with regulatory requirements and changes in regulations could result in expenses and in diversion of management attention to the operations of the business.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company's existing investors have not waived their pre-emptive rights and may plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's cash position is relatively weak. The Company has approximately $969,000 in cash balances as of July 31, 2021. This equates to 3-4 months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway of operation. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has outstanding Paycheck Protection Program loans. The Company has approximately $1,186,942 of Small Business Association Paycheck Protection Program (PPP) loans outstanding. The Company was granted a SBA PPP loan in May of 2020 in the amount of $625,300. The loan bears interest at a rate of 1% per annum and matures in August of 2022. In February of 2021, the company entered into an SBA loan agreement with Alpine Capital Bank in the amount of $561,642. The Note bears interest at a rate of 1% per annum and matures in March of 2026.

The Company has outstanding SBA Small Business Relief liability. The Company was issued an SBA Small Business Relief Note in August of 2019 in the amount of $149,900. This loan accrues interest at 3.75% per annum and matures in August of 2050.

The Company has outstanding SBA promissory notes that are secured debt. As of April 2021, the Company has approximately total liability of $832,000 from three Small Business Association promissory notes that are secured with personal and company assets. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. The Company was issued an SBA Note from First Bank in November of 2018 to open a new location in the amount of $575,000. This loan accrues interest at 2.75% per annum and matures in

November of 2028. The Company has paid off a portion of this liability and currently owes approximately $517,000 on this note. The Company was issued a second SBA Note from First Bank in January of 2019 to open a new location in the amount of $770,000. This loan accrues interest at 8% per annum and matures in May of 2029. The Company has paid off a portion of this liability and currently owes approximately $315,000 on this note. In addition, the terms of the Loans clarify that upon any event of default, the Lender may declare all or any portion of the Loans to be immediately due and payable. One of the Events of Default, as defined in that agreement, is a general inability to pay its debts.

The Company has participated in related party transactions. The Company had payments to and from its fitness studios, which are its subsidiaries and all separate legal entities, owned by the same founders. As of December 31, 2020 and December 31, 2019, the outstanding balance of the amount due from those related parties was in the amount of $ 682,763 and $458,619, respectively.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Reviewed Financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a certain accumulated deficit, operating cash flow loss, and liquid assets in cash, that total less than a year worth of cash reserves as of December 31, 2020, that along with the Company's situation, raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon the ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Convertible Notes will not be freely tradable until one year from the initial purchase date. Although the Convertible Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Convertible Notes. Because the Convertible Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Convertible Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated whether registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Convertible Notes may also adversely affect the price that you might be able to obtain for the Convertible Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling Convertible Notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Convertible Notes reach their maturity date, investors (by a decision of the Convertible Note holders holding a majority of the principal amount of the outstanding Convertible Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Convertible Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $25,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 30%, or based on a $25,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $25,000,000 valuation cap, so you should not view the $25,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Convertible Note. The Convertible Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Convertible Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business

305 Fitness, Inc. was formed in 2012 and is incorporated in the State of Delaware. The Company is headquartered in New York, NY.

305 Fitness is a boutique fitness studio business founded in 2012 by Sadie Kurzban. 305 hosts fitness dance classes with a live DJ and a club-inspired light show. 305 Fitness currently operates 7 fitness studios; most are located in New York with one in DC and one in Boston. The company's core service is the administration of fitness classes within leased studios. Typically, clients will purchase class packages or memberships, and then redeem those purchases through studio visits throughout the month. Small items such as apparel, water bottles, etc., are sold at the front desk as auxiliary add-ons to class sales. In addition to class sales, the company generates revenue through online subscriptions for online classes, and monthly instructor subscriptions and training fees for the certified instructor network.

Business Overview

305 Fitness is a proven boutique fitness concept, with multiple revenue streams and a large following. We are building the next generation Zumba with brick-and-mortar studios, online classes, and certified instructor training to teach 305 worldwide.

Fitness can be intimidating and difficult. Current fitness studios and activities can be expensive and not accessible to the broader community. They may require additional equipment, a special exercise or skill, take place in a judgemental or competitive environment, or not allow individuals to fully express themselves.

305 Fitness is seeking to change that, and provide a fun, fitness experience accessible to more. 305 Fitness aims to do this through a combination of an affordable and welcoming studio experience, widely accessible independent certified instructors across the country, and an easy-to-use digital platform.

Prior to the COVID pandemic, 305 Fitness found success and traction in its brick-and-mortar studios. Through the pandemic, additional revenue streams were created and we believe we've found a product-market fit with our online instructor program and digital platform.

After the throes of the pandemic, more than ever, people are waking up and realizing the importance of their physical and mental well being. Self care is back! We believe 305 Fitness is a great fit for all of the people who are waking up to the importance of personal well-being, but may have historically been turned off by some self-esteem crushing, aggressive messaging of the traditional fitness industry.

305 Fitness is about genuine love of self, empowerment, health, and community. All of these things are sorely missing from the world at this time, and there is huge pent-up demand for these feelings. With 305 Fitness studios reopened, thousands of subscribers on our At-Home network, and hundreds of certified instructors teaching across the world, we believe 305 Fitness is well positioned to bring community, inclusivity, and fitness to a wide audience who is searching for first-time fitness and/or fitness-at-home at this particular time.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.39% of the proceeds, or $49,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Certification Acquisition	26%	26%	39%
Music Licensing	12%	12%	22%
Tech Investment	17%	17%	12%
Brand Marketing	12%	12%	13%
Studio Operations	17%	17%	7%
Team	13%	13%	5%
Legal & Admin	3%	3%	2%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years

Sadie Kurzban	Founder & Chief Executive Officer	Responsible for leading 305 Fitness's vision, development, fundraising and growth strategies
Benjamin Kurzban	Chief Financial Officer	Responsible for leading 305 Fitness's forecasting, accounting, insurance, real estate, and debt strategies
Samuel Karshenboym	Chief Operations Officer	Responsible for leading 305 Fitness's operations team, human resources, labor budget planning and execution of executive vision
Derek Flanzraich	Director	Responsible for advising strategy and voting on 305 Fitness's board level decisions
Sarah Foley	Director	Responsible for advising strategy and voting on 305 Fitness's board level decisions

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	912,395	Yes	N/A	26.53%	N/A
Series A-1 Preferred Stock	1,171,309	Yes, as defined in COI	N/A	34.07%	Rights as defined in the COI
Series A-2 Preferred Stock	1,354,952	Yes, as defined in COI	N/A	39.40%	Rights as defined in the COI
Series A-1 Warrant	49,291	Yes, if exercised, as defined in COI	N/A	N/A	N/A
2016 Stock & Option Plan	1,087,640	Yes, if exercised	N/A	N/A	N/A

During 2016, the Company authorized the Stock Option Plan and reserved 1,300,549 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee are limited depending on the type of award.

The Company had issued a series of Convertible Notes for principal of $6,195,000 that has since been subsequently converted to Series A-2 Preferred Stock, as included in the chart above.

The Company has the current debt outstanding:

The Company has approximately $1,186,942 of Small Business Association Paycheck Protection Program (PPP) loans outstanding. The Company was granted a SBA PPP loan in May of 2020 in the amount of $625,300. The loan bears interest at a rate of 1% per annum and matures in August of 2022. In February of 2021, the company entered into an SBA loan agreement with Alpine Capital Bank in the amount of $561,642. The Note bears interest at a rate of 1% per annum and matures in March of 2026.

The Company was issued an SBA Small Business Relief Note in August of 2019 in the amount of $149,900. This loan accrues interest at 3.75% per annum and matures in August of 2050.

The Company has outstanding SBA promissory notes that are secured debt. As of April 2021, the Company has approximately total liability of $832,000 from three Small Business Association promissory notes that are secured with personal and company assets. This may require the Company to dedicate a substantial portion of its cash flow

from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. The Company was issued an SBA Note from First Bank in November of 2018 to open a new location in the amount of $575,000. This loan accrues interest at 2.75% per annum and matures in November of 2028. The Company has paid off a portion of this liability and currently owes approximately $517,000 on this note. The Company was issued a second SBA Note from First Bank in January of 2019 to open a new location in the amount of $770,000. This loan accrues interest at 8% per annum and matures in May of 2029. The Company has paid off a portion of this liability and currently owes approximately $315,000 on this note. In addition, the terms of the Loans clarify that upon any event of default, the Lender may declare all or any portion of the Loans to be immediately due and payable. One of the Events of Default, as defined in that agreement, is a general inability to pay its debts.

Ownership

A majority of the Company is owned by the founder and several investors. A plurality of the Company is owned by the founder and CEO, Sadie Kurzban.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the share-ownership basis prior to the Offering, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Sadie Kurzban	702,276 Common Stock shares 128,469 Series A-2 Preferred Stock shares	24.16%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
305 Fitness, Inc. (the "Company") is a boutique fitness studio business founded in 2012 by Sadie Kurzban. 305 hosts fitness dance classes with a live DJ and a club-inspired light show. 305 Fitness currently operates fitness studios; most are located in New York with one in DC and one in Boston. The company's core service is the administration of fitness classes within leased studios. Typically, clients will purchase class packages or memberships, and then redeem those purchases through studio visits throughout the month. Small items such as apparel, water bottles, etc., are sold at the front desk as auxiliary add-ons to class sales. In addition to class sales, the company generates revenue through online subscriptions for online classes, and monthly instructor subscriptions and training fees for the certified instructor network.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $969,000 in cash on hand as of July 31, 2021 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing. The Convertible Notes are being offered with a valuation cap of $25,000,000.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Seed Convertible Note Round	2015 - 2018	4(a)2	Convertible Notes	$6,195,000	Continuing working capital
Series A Preferred Equity Round	Closed: Nov 27, 2019	Regulation D, 506(b)	Series A-1 Preferred Stock	1,171,309 ($7,841,914)	Continuing working capital

The Convertible Notes issued above in the "Seed Convertible Note Round" have converted into 1,354,952 shares of Series A-2 Preferred Stock.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Convertible Notes.

The Convertible Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Convertible Notes sold in this Offering will convert will be:

- At a discount of 30% to the price in the qualified equity financing, subject to a $25,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Convertible Notes plus accrued unpaid interest, or the amount of stock the Convertible Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $25,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Convertible Notes accrue an annual interest rate of 7%. The Convertible Notes are also offered with a 2X liquidation value upon a sale or Change in Control transaction. The securities into which the Convertible Notes in this Offering will convert may have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000. Additionally, we have set a minimum Closing Amount of $530,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Convertible Notes in the Regulation D offering convert under similar terms to the Convertible Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Convertible Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution
Even once the Convertible Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the

company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
At times the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's

outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has participated in related party transactions. The Company had payments to and from its fitness studios, which are its subsidiaries and all separate legal entities, owned by the same founders. As of December 31, 2020 and December 31, 2019, the outstanding balance of the amount due from those related parties was in the amount of $ 682,763 and $458,619, respectively.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Convertible Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, but more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Sadie Kurzban
_____
(Signature)

Sadie Kurzban
_____
(Name)

Founder & Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Sadie Kurzban
_____
(Signature)

Sadie Kurzban
_____
(Name)

Founder & Chief Executive Officer
_____
(Title)

September 2, 2021
_____
(Date)

/s/Benjamin Kurzban
_____
(Signature)

Benjamin Kurzban
_____
(Name)

Chief Financial Officer
_____
(Title)

September 2, 2021
_____
(Date)

/s/Samuel Karshenboym

(Signature)

Samuel Karshenboym

(Name)

Chief Operations Officer

(Title)

September 2, 2021

(Date)

/s/Derek Flanzraich

(Signature)

Derek Flanzraich

(Name)

Director

(Title)

September 2, 2021

(Date)

/s/Sarah Foley

(Signature)

Sarah Foley

(Name)

Director

(Title)

September 2, 2021

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

305 FITNESS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
305 Fitness, Inc.
New York, New York

We have reviewed the accompanying financial statements of 305 Fitness, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 18, 2021
Los Angeles, California

305 Fitness, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	2,574,724	$	5,880,746
Inventories		309,508		260,081
Due from related parties		682,763		458,619
Prepaids and other current assets		192,272		102,156
Total current assets		**3,759,267**		**6,701,602**
Property and equipment, net		5,970,721		6,107,589
Security deposits		326,912		326,912
Total assets	$	**10,056,900**	$	**13,136,103**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Card	$	48,135	$	27,593
Current portion of loans and notes		618,717		406,887
Shareholder loan		-		-
Deferred Revenue		277,596		455,550
Other current liabilities		83,965		101,338
Total current liabilities		**1,028,413**		**991,368**
Promissory Notes and Loans		1,083,609		726,288
Convertible Notes		-		-
Total liabilities		**2,112,022**		**1,717,655**
STOCKHOLDERS EQUITY				
Common Stock		101		101
Series A-1 Preferred Stock		117		117
Series A-2 Preferred Stock		135		135
Additional Paid In Capital		14,005,453		13,954,310
Retained earnings/(Accumulated Deficit)		(6,060,929)		(2,536,215)
Total stockholders' equity		**7,944,878**		**11,418,448**
Total liabilities and stockholders' equity	$	**10,056,900**	$	**13,136,103**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	2,819,860	$	7,126,147
Cost of goods sold		584,376		1,999,927
Gross profit		2,235,484		5,126,220
Operating expenses				
General and administrative		5,120,886		6,454,446
Sales and marketing		605,917		321,366
Total operating expenses		5,726,803		6,775,812
Operating income/(loss)		(3,491,319)		(1,649,592)
Interest expense		38,607		61,823
Other Loss/(Income)		(18,500)		(743,834)
Income/(Loss) before provision for income taxes		(3,511,425)		(967,581)
Provision/(Benefit) for income taxes		13,288		2,629
Net income/(Net Loss)	$	**(3,524,713)**	$	**(970,210)**

See accompanying notes to financial statements.

305 FITNESS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stocks		Series A-1 Preferred Stock		Series A-2 Preferred Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2018	1,010,119	$ 101					$ 8,280	$ (1,566,005)	$ (1,557,624)
Issuance of Preferre Stock			1,171,309	117	1,354,952	135	13,939,911		13,940,164
Share-Based Compensation							6,118		6,118
Net income/(loss)								(970,210)	(970,210)
Balance—December 31, 2019	1,010,119	101	1,171,309	117	1,354,952	135	13,954,310	$ (2,536,215)	$ 11,418,448
Capital contribution	-	-	-	-	-	-	39,997		39,997
Share-Based Compensation							11,146		11,146
Net income/(loss)								(3,524,713)	(3,524,713)
Balance—December 31, 2020	1,010,119	$ 101	1,171,309	$ 117	1,354,952	$ 135	$ 14,005,453	$ (6,060,929)	$ 7,944,878

See accompanying notes to financial statements.

305 FITNESS, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(3,524,713)	$	(970,210)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		186,145		186,145
Amortization of intangibles		-		-
Share-based compensation		11,146		6,118
Changes in operating assets and liabilities:				
Inventory		(49,427)		(120,449)
Due from related parties		(224,144)		(42,133)
Prepaid expenses		(90,116)		(62,656)
Deferred revenue		(177,953)		355,317
Credit Cards		20,542		(7,827)
Other current liabilities		(17,373)		(1,098,794)
Security deposit				(62,000)
Net cash provided/(used) by operating activities		**(3,865,894)**		**(1,816,490)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(49,276)		(1,656,799)
Purchases of intangible assets		(49,276)		(1,656,799)
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Preferre Stock		-		13,940,164
Capital contribution		39,997		
Repayment of Convertible Note				(5,975,000)
Borrowing on Note Payable		569,152		1,077,109
Repayment of Shareholder loan		-		(8,621)
Net cash provided/(used) by financing activities		**609,149**		**9,033,652**
Change in cash		(3,306,022)		5,560,364
Cash—beginning of year		5,880,746		320,382
Cash—end of year	**$**	**2,574,724**	**$**	**5,880,746**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	38,607	$	61,823
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

305 FITNESS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

1.   NATURE OF OPERATIONS

305 Fitness, Inc. was formed on March 7, 2012 in the state of Delaware. The financial statements of 305 Fitness, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

305 Fitness is a boutique fitness studio business founded in 2012 by Sadie Kurzban. 305 hosts fitness dance classes with a live DJ and a club-inspired light show. 305 Fitness currently operates 7 fitness studios; most are located in New York with one in DC and one in Boston. The company's core service is the administration of fitness classes within leased studios. Typically, clients will purchase class packages or memberships, and then redeem those purchases through studio visits throughout the month. Small items such as apparel, water bottles, are sold at the front desk as auxiliary add-ons to class sales. In addition to class sales, the company generates revenue through online subscriptions for online classes, and monthly instructor subscriptions and training fees for the certified instructor network

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents exceeded FDIC insured limits by $2,234,305 and $5,630,746, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Machinery and equipment	5 years
Furniture and fixtures	5-7 years
Leasehold improvements	10 years
Signs	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

305 Fitness, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more

likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the administration of fitness classes within leased studios. In addition to class sales, the company generates revenue through online subscriptions for online classes, and monthly instructor subscriptions and training fees for the certified instructor network.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $605,917 and $321,366, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 18, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2020	2019
Clothing Inventory	223,956	165,060
Deferred Inventory Expense	85,552	95,021
Total Inventories	**$ 309,508**	**$ 260,081**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Prepaids and other current assets	192,272	102,156
Total Prepaids Expenses and other Current Assets	**$ 192,272**	**$ 102,156**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Accrued expenses	12,169	9,258
Tax payable	2,663	28,389
Due to related party	66,584	57,842
Other current liabilities	2,549	-
Accrued interest		5,849
Total Other Current Liabilities	**83,965**	**101,338**

5.   PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consist of:

As of Year Ended December 31,	2020		2019
Equipment	$ 173,657	$	173,657
Leasehold Improvements	6,417,722		6,404,595
Furniture & Fixtures	158,262		122,113
Signs	35,349		35,349
Property and Equipment, at Cost	**6,784,989**		**6,735,713**
Accumulated depreciation	(814,269)		(628,124)
Property and Equipment, Net	**$ 5,970,721**	**$**	**6,107,589**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $186,145 and $186,145 respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 4,929,058 shares of common with par value of $0.0001. As of December 31, 2020, and December 31, 2019, 1,010,119 and 1,010,119 have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 2,608,271 shares of preferred shares with $0.0001 par value. As of December 31, 2020, and December 31, 2019, 1,171,309 of Series A-1 preferred shares have been issued and are outstanding.

As of December 31, 2020, and December 31, 2019, 1,354,952 of Series A-2 preferred shares have been issued and are outstanding.

7. SHAREBASED COMPENSATION

During 2016, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,300,549 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	10.00
Risk-free interest rate	2.91%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2018	637,852	$ 0.04	-
Granted	219,195		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2019	857,047	$ 0.04	8.65
Exercisable Options at December 31, 2019	857,047	$ 0.04	8.65
Granted	317,437	$	-
Execised	-	$	-
Expired/Cancelled	-	$	-
Outstanding at December 31, 2020	1,174,484	$ 0.04	7.65
Exercisable Options at December 31, 2020	1,174,484	$ 0.04	7.65

Stock option expense for the years ended December 31, 2020 and December 31, 2019 was $11,146 and $6,118, respectively.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020					For the Year Ended December 2019				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
First Bank- SBA Note agreement	$ 575,000	2.75%	11/29/2018	11/29/2028	$ 16,815	$ 16,815	$ 84,168	$ 527,279	$ 611,447	$ 14,995	$ 14,995	$ 84,168	$ 461,092	$ 545,260
First Bank- SBA Note agreement	$ 770,000	8.00%	1/30/2019	5/31/2029	$ 25,258	$ 25,258	$ 112,716	$ 203,008	$ 315,724	$ 30,233	$ 30,233	$ 112,716	$ 265,196	$ 377,912
PPP Loan	$ 625,300	1.00%	5/5/2020	8/5/2022			$ 416,837	$ 208,418	$ 625,255					
SBA Small Business Relief Loan	$ 149,900	3.75%	8/13/2020	8/13/2050	$ 1,874	$ 1,874	$ 4,997	$ 144,903	$ 149,900					
Promissory Note Payable - Ira Kurzban	$ 60,000	1.00%	1/11/2019	repaid						600	600	$ 60,003		60,003
Promissory Note Payable - Ben Kurzban	$ 100,000	1.00%	1/9/2019	repaid						1,000	1,000	$ 100,000		100,000
Promissory Van Der Hour/Lewitter Trust	$ 50,000	7.00%	2/4/2018	repaid						3,500	3,500	$ 50,000		50,000
Total					$ 43,947	$ 43,947	$ 618,717	$ 1,083,609	$ 1,702,327	$ 46,828	$ 46,828	$ 406,887	$ 726,288	$ 1,133,175

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020		
2021	$	618,717
2022		347,915
2023		139,497
2024		139,497
2025		139,497
Thereafter		317,204
Total	**$**	**1,702,327**

9.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (881,178)	$ (242,553)
Valuation Allowance	881,178	242,553
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (1,294,882)	$ (413,704)
Valuation Allowance	1,294,882	413,704
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $5,179,530, and the Company had state net operating loss ("NOL") carryforwards of approximately $5,179,530. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

The company had payments to and from fitness studios which all separate legal entities owned by the same founders. As of December 31, 2020 and December 31, 2019, the outstanding balance of the amount due from those related parties was in the amount of $ 682,763 and $458,619, respectively.

As of Year Ended December 31,	2020	2019
Due To/From 305 Studio One	154,651	173,799
Due To/From 305 Fitness Studio Two	101,275	115,575
Due To/From 305 Fitness Studio Columbus Circle	(68,428)	(7,221)
Due To/From 305 Fitness Studio UES	48,431	72,994
Due To/From Boston	8,606	23,870
Due to/from 305 Fitness Union Square	438,228	79,604
Total Prepaids Expenses and other Current Assets	**$ 682,763**	**$ 458,619**

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation
2021	$ 807,667
2022	1,199,480
2023	1,429,480
Thereafter	5,421,080
Total future minimum operating lease payments	**$ 8,857,707**

Rent expense was in the amount of $149,931 and $105,431 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through August 18, 2021 the date the financial statements were available to be issued.

On February 17, 2021, the company entered into an SBA Promissory Note agreement with Alpine Capital Bank in the amount of $561,642. The Note bears an interest rate of 1% per annum and has maturity date on March 1, 2026.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $6,060,929, an operating cash flow loss of $3,865,894 and liquid assets in cash of $2,574,724, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C

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Women | Lifestyle Brand | Education | New York

Website: http://www.305fitness.com

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305 Fitness

Next generation fitness program, with flagship studios, a digital offering, and certified instructors worldwide

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$1,000	$25,000,000	Convertible Note
Minimum	Valuation cap	Security Type

INVEST IN 305 FITNESS

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

305 Fitness is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

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Company Highlights

- Established 7 flagship locations across New York City, Washington DC, and Boston
- Launched At-Home platform during Covid with thousands of subscribers
- Built network of over 1,000 certified instructors trained to teach 305 in their local gyms and communities
- Notable investors include Tiësto, Kevin Durant, Carrie Dorr (founder of Pure Barre), and Doug Levine (founder of Crunch)
- Press features include Good Morning America, TODAY, Vogue, Harper's Bazaar, Forbes, NY Mag, Washington Post, Refinery29, and more

Fundraise Highlights

- Total Round Size: US $2,000,000
- Raise Description: Series B
- Minimum Investment: US $1,000 per investor
- Security Type: Convertible Note
- Valuation Cap: US $25,000,000
- Target Minimum Raise Amount: US $530,000
- Offering Type: Side by Side Offering

305 Fitness is a proven brand with multiple revenue streams and a large following. We are aiming to build the next generation Zumba with brick-and-mortar studios, online classes, and certified instructor training to teach 305 worldwide.

Fitness can be intimidating and difficult. Current fitness studios and activities can be expensive and not accessible to the broader community. They may require additional equipment, a special exercise or skill, take place in a judgemental or competitive environment, or not allow individuals to fully express themselves.

305 Fitness is increasing access, by offering a uniquely engaging and fun product that beats the treadmill any day of the week. 305 gets more people working out with our sticky classes, widely accessible independent certified instructors across the country, and easy-to-access digital platform.

Prior to the COVID pandemic, 305 Fitness found success and traction in its brick-and-mortar studios. Through the pandemic, we launched two new revenue streams, finding product-market fit with our online instructor program and digital platform.

Now more than ever, the world needs joy! 305 offers consumers a place to celebrate and feel good in their bodies. Exercise doesn't have to suck! 305 makes working out fun, and in the process, includes and uplifts people who aren't being represented in the traditional fitness industry.

With 305 Fitness studios reopened, thousands of subscribers on our At-Home network, and over 1,000 certified instructors able to teach 305 across the world, we believe 305 Fitness is well positioned to become a lasting player in the fitness space.

Pitch Deck



305
Fitness

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Gallery




Visit this Instagrammable NYC Fitness Studio! 💖 | 305 Fitness
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NYC'S CUTEST FITNESS STUDIO
305 fitness

Visit a Studio.

Our flagship studios are the real deal! DJs spin live with a state-of-the-art sound system and custom LED light show.

Media Mentions

Good Morning America, TODAY, Forbes, CBS News, ESPN, BYRDIE, Bloomberg, BUSTLE, Women's Health, The Cut, POPSUGAR.

The Team

Founders and Officers



Sadie Kurzban
CEO

Sadie Kurzban is the 30-year old founder and CEO of 305 Fitness. Named "the next fitness cult leader," by the New York Observer, Kurzban, a graduate of Brown University, created 305 after seeing the way the fitness industry commercialized our insecurities. After winning a business pitch competition in college, Kurzban bootstrapped 305 Fitness in New York City in 2012.

Key Team Members



Benjamin Kurzban
CFO



Samuel Karshenboym
COO



Holly Whited
VP of Licensing

Notable Advisors & Investors



DJ Tiesto
Investor, World Famous DJ and Music Icon



Kevin Durant
Investor, NBA All-Star



Carrie Dorr
Investor, Founder of Pure Barre



Jeff Jordan
Investor, Venture Capital and Investment Expert



Bruce Edwards
Advisor, Crossfit and Barre3



Jon Canarick
Advisor, Barry's Bootcamp, Northcastle Partners, SLT



Desiree Gruber
Advisor, Project Runway, Kardashians

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Series B
Round size:	US $2,000,000
Minimum investment:	US $1,000
Target Minimum:	US $530,000

Key Terms

Security Type:	Convertible Note
Conversion discount:	30.0%
Valuation Cap:	US $25,000,000
Interest rate:	7.0%
Note term:	18 months

Additional Terms

Closing conditions:	While 305 Fitness has set an overall target minimum of US $530,000 for the round, 305 Fitness must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to 305 Fitness's Form C.
Regulation CF cap:	While 305 Fitness is offering up to US $2,000,000 worth of securities in its Series B, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

Certification Acquisition
Music Licensing
Tech Investment
Brand Marketing
Studio Operations
Team
Legal & Admin

If Maximum Amount Is Raised

Certification Acquisition
Music Licensing
Tech Investment
Brand Marketing
Studio Operations
Team
Legal & Admin

Investor Perks

The most important perk - the opportunity to own a piece of 305 with favorable deal terms! This investment opportunity is normally only available to institutional investors and 305 is opening access to first-time investors and investments as low as $1,000.

Bonus perk: All investments made by October 1st at 11:59pm ET will receive 10 class credits.

All investments made : 305 At Home digital subscription for one year.

Investments **$5,000 and above:** Receive 20 class credits and access to 305 At Home for one year

Investments **$10,000 and above:** Receive 1 year of class credits to 305, 25 guest passes, and access to 305 At Home for one year.

Investments **$25,000 and above:** Receive unlimited class credits to 305, 100 guest passes, and access to 305 At Home for one year.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of 305 Fitness's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Series A		Seed	
Round Size	US $7,840,000	Round Size	US $6,195,000
Closed Date	Nov 27, 2019	Closed Date	Jan 1, 2018
Security Type	Preferred Equity	Security Type	Convertible Note
Pre-Money valuation	US $24,500,000	Valuation Cap	US $20,000,000

Market Landscape



Fitness Industry Market Size (2012-2021)
The Fitness Industry took a tough hit after the onset of the COVID-19 pandemic, but it is forecasted that the industry is on track to rebound strongly in 2022 and beyond.

The target market of 305 Fitness is young adults with disposable income, generally between 20 and 35, who may or may not be traditional boutique fitness consumers. We believe our concept can attract these non-traditional users. Although 305 Fitness appeals to a wider audience than just young adults, our core addressable market is about 60,000,000 people in the US, and more globally.

Any fitness concept, from free-running to big box gyms, to other boutique studios, is in competition with 305 Fitness. However, 305's focus is on expanding fitness access to new customers and markets, and many of 305 Fitness clients do not do other boutique workouts. We can serve, but are not scrapping over the small, wealthy group that frequent boutiques like Soul Cycle and Barry's.

The brick-and-mortar fitness market has been decimated by the pandemic. A majority of gyms and boutique studios in the urban markets 305 operates in (NYC) have closed. Customers have fewer choices for in-person workouts, and 305 Fitness is well positioned and can benefit from the reduction in supply.

In comparison to other boutique competitors, 305 classes are less expensive, more accessible, and more welcoming. 305's product fits a wider audience, many of whom would not work out if not for 305 Fitness.

Our instructor certification program can be successful in a post-COVID world. Many young people are looking for work due to COVID, that they find meaningful, empowering, and that pays the bills. During the last major economic downturn, Zumba grew 2,000%, people needed auxiliary income, and like now, there was a huge number of ex-dancers, fitness instructors, and personal trainers eager to dive in and learn. We believe there is a big opportunity to grow 305 Fitness certifications, especially at a time when people are likely to be searching for a career change and for a new community.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive fitness space. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new customers or renew customers on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their customers. Their customers may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when a competitor offers more favorable terms. On some occasions, pricing pressure results in lower revenue from customers than what the Company had anticipated based on their previous agreement with customers. This reduction in revenue could result in an adverse effect on their business and results of operations.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business.

The Company operates in a business that is highly regulated and subject to liability concerns. Compliance with regulatory requirements and changes in regulations could result in expenses and in diversion of management attention to the operations of the business.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company's existing investors have not waived their pre-emptive rights and may plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's cash position is relatively weak. The Company has approximately $969,000 in cash balances as of July 31, 2021. This equates to 3-4 months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway of operation. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has outstanding Paycheck Protection Program loans. The Company has approximately $1,186,942 of Small Business Association Paycheck Protection Program (PPP) loans outstanding. The Company was granted a SBA PPP loan in May of 2020 in the amount of $625,300. The loan bears interest at a rate of 1% per annum and matures in August of 2022. In February of 2021, the company entered into an SBA loan agreement with Alpine Capital Bank in the amount of $561,642. The Note bears interest at a rate of 1% per annum and matures in March of 2026.

The Company has outstanding SBA Small Business Relief liability. The Company was issued a SBA Small Business Relief Note in August of 2019 in the amount of $149,900. This loan accrues interest at 3.75% per annum and matures in August of 2050.

The Company has outstanding SBA promissory notes that are secured debt. As of April 2021, the Company has approximately total liability of $832,000 from three Small Business Association promissory notes that are secured with personal and company assets. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. The Company was issued a SBA Note from First Bank in November of 2018 to open a new location in the amount of $575,000. This loan accrues interest at 2.75% per annum and matures in November of 2028. The Company has paid off a portion of this liability and currently owes approximately $517,000 on this note. The Company was issued a second SBA Note from First Bank in January of 2019 to open a new location in the amount of $770,000. This loan accrues interest at 8% per annum and matures in May of 2029. The Company has paid off a portion of this liability and currently owes approximately $315,000 on this note. In addition, the terms of the Loans clarify that upon any event of default, the Lender may declare all or any portion of the Loans to be immediately due and payable. One of the Events of Default, as defined in that agreement is a general inability to pay its debts.

The Company has participated in related party transactions. The Company had payments to and from its fitness studios, which are its subsidiaries and all separate legal entities, owned by the same founders. As of December 31, 2020 and December 31, 2019, the outstanding balance of the amount due from those related parties was in the amount of $ 682,763 and $458,619, respectively.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Reviewed Financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a certain accumulated deficit, operating cash flow loss, and liquid assets in cash, that total less than a year worth of cash reserves as of December 31, 2020, that along with the Company's situation, raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon the ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events \u2014 through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Join the Conversation

Be the first to post a comment or question about 305 Fitness.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in 305 Fitness

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by 305 Fitness. Once 305 Fitness accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to 305 Fitness in exchange for your securities. At that point, you will be a proud owner in 305 Fitness.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, 305 Fitness has set a minimum investment amount of US $1,000.

Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now 305 Fitness does not plan to list these securities on a national exchange or another secondary market. At some point 305 Fitness may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when 305 Fitness either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is 305 Fitness's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the 305 Fitness's Form C. The Form C includes important details about 305 Fitness's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck




LIFE IS TOO SHORT TO COUNT CALORIES
305 TURNS YOUR WORKOUT INTO A PARTY

305 IS A DANCE WORKOUT POWERED BY

1 EXPERIENTIAL STUDIOS

Visit one of our 7 studios featuring state-of-the-art sound, light design, and a live DJ in every class.



2 LICENSED INSTRUCTORS

Get trained in 305's format and teach 305 in communities worldwide. Licensed instructors pay $39/mo + % rev share to access 305's tech, tools, and music mixes.



3 DIGITAL CLASSES

Take 305 anywhere, with our on-demand digital subscription for $29/mo. No equipment or investment needed!



WE BELIEVE…

305 HAS BIGGER APPEAL THAN THE COMPETITION

$2,000+


Let's Go, Kate!
132 285

TARGET USER: ALREADY-FIT, AFFLUENT

$5+



305 USER: LIKES PIZZA, HATES EXERCISE

305 aims to expand the pie by making exercise <u>fun</u> and <u>affordable</u>.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

WE BELIEVE...

WE RE-EMERGED FROM COVID A BETTER BUSINESS

- **Grew licensing by hundreds**, having trained over 1,000 instructors, with 305 certified classes in 40 states and abroad
- **Launched 305 At Home**, an on-demand digital platform with thousands of subscribers and a built-out production studio
- **Launched silent disco outdoor classes**, generating $225K in rent-free revenue
- **Grew global reach**, adding 200,000 email readers and social followers

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

AND ARE GEARING UP FOR MARKET ADVANTAGES AHEAD

- **Direct studio competition has gone out of biz:** >1 in 2 fitness operators permanently closed locations or shuttered for good[1]

- **Zumba grew 2,000% in the last major economic downturn. Today's unemployment and side hustle culture pave way for licensing growth:** a 305 license offers a path to monetize your passion, work from anywhere, and turn a profit with minimal upfront investment

- **305's studio model can become more efficient;** favorable rent and TI deals pave way to shorten 305 studio payback to estimated 12 months

- **TikTok adoption pushes dance and self-expression to the top of the zeitgeist:** 305 can claim digital white space for equipment-free fun

1. Based on compilation of 27 boutique and gym brands, surveying a total of 147 locations in the NYC Tri-State area, data available upon request.

OH, AND, THIS IS IMPORTANT.

305 IS ONE OF A KIND.

305 MARRIES DANCE & FITNESS

Dance is popular, global, and more fun than any treadmill!

72,000

people search for 'dance class' or 'dance studio near me' on Google everyday*

200M+

monthly views on YouTube on just the top three dance YouTube channels*

52,000

independent dance studios operating in the US*

1. Google Trends. 2. YouTube views across 1Million Dance, Matt Stefanina & Fit Dance, source Social Blade. 3. Dance Studios in the US, IBIS World, Dec 2019.



TIKTOK & YOUTUBE



POP CULTURE



GLOBAL APPEAL

WITH A UNIQUE PRODUCT OFFERING

DJ mixes in every class > your spin instructor's playlist.

305

32 SONGS



played in a 45 min class. 305 is music-first, with easy-to-follow moves. Perfect for any music lover, not just dancers. 305 retires music *before* it gets old and 305 evolves with popular trends.

1 BILLION

possible permutations of a 305 class. 60 base movements, 4 variations per move, and 5 movement patterns creates non-stop newness. 305 uses simple movement patterns that are iterative, as opposed to stop-and-start choreography.

While most fitness classes feature a series of monotonous movement patterns (e.g. cycling, rowing, running) dancing can unlock more movements, triggering our brains to fire and muscles to develop in new ways. Exercise can actually be…fun!



While most dance workouts center *choreography*, 305 centers *musical phrasing, in a* non-stop, always-evolving experience, making 305 more inclusive *and* effective than most dance programs. We believe everyone can dance!



A LOOK AT THE FITNESS INDUSTRY TODAY



Inaccessible

Luxury gyms & private training

Premium boutiques

Smart bikes

Dance studios

Consistent Quality

Crossfit

Inconsistent Quality

Pick-up game with friends

Zumba

Free workouts on Youtube

Yoga

305

Accessible

305'S GROWTH STRATEGY IS CAPITAL EFFICIENT

305 is built on sticky networks that scale efficiently, with customers referring friends and licensed instructors promoting 305 globally.



DIGITAL BRANDS DROP BIG $ TO ACQUIRE SUBSCRIBERS



305 LEVERAGES COMMUNITY TO SPREAD THE WORD

305'S VISION: ACCESSIBLE FITNESS ON A GLOBAL SCALE

305 TODAY

A winning product that makes fitness fun. 305 is an obsession and an identity for customers and instructors in key markets.

 1,000 LICENSED INSTRUCTORS

 EST: 100,000 CUSTOMERS

Over 1,000 people have taken 305's instructor certification program since launching digitally in March 2020. Customer count includes 75,000 customers who experienced a 305 studio class pre-2020 + customers across 305 At Home and the estimated customers of licensed instructors. We use an approximation of 15 unique clients for each licensed instructor.

305 TOMORROW

An international movement built on self-love and self-expression. 305 is a way of life driven by capital-efficient networks.

 50,000 LICENSED INSTRUCTORS

 5,000,000 CUSTOMERS

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



SUCCESS TO DATE

FLAGSHIP STUDIOS

Fivers experience the magic of 305 in impeccably designed studios, with state-of-the-art sound, light design, and a live DJ in every class.

- **NYC, BOS, DC studios** combined attracted nearly 10,000 visitors/week on average[1]

- **$2M AUV:** a mature 305 studio can generate $2M in ARR and 30-40% margin[2]

- Estimated **12 month payback**, with opportunity to reduce rent and CAPEX in post-COVID landscape[3]

1. Average traffic numbers across 6 studios in Feb 2020. 305 Fitness studios currently in line with market recovery, but we cannot guarantee when traffic numbers will return to pre-COVID levels. Our current forecast assumes January 2022 will see an approximate 70-80% of pre-COVID traffic levels. Please see financial projections in Data Room.
2. Two most mature studios (Village & Midtown) for 305 Fitness generated $1.9M - $2.1M pre-COVID. Studio performance available upon request.
3. 305 has improved its payback from a 2.5 year payback to a 12 month payback. Most recent build-out was $350K. Management believes that studio build-outs will be more efficient in a post-COVID landscape, due to proven cost savings in remodeling an existing fitness or dance studio. Please see financial projections in Data Room.



CERTIFIED INSTRUCTORS

Dancers & fitness enthusiasts turn their passion into profit with 305 Certification. Instructors pay $39 a month plus a percentage of classes for 305's tools and tech.

- **10x** growth of instructor network[1]

- **An estimated 10,000** people/month take a 305 class around the world with a certified instructor[2]

- Instructors teach everywhere: 55% teach online, 20% teach in a gym; 15% teach outdoors, and 10% rent studio space as their primary method of teaching

1. From March 2020 - March 2021, 305 trained over 1,000 instructors. 2. Approximate estimation, 305 does not yet have visibility into end consumer in classes, but is calculating based on survey responses. Assumes 70% of instructors actively teaching 7 classes/mo, 8 ppl/class. 3. From survey data November 2020



305 AT HOME

Customers can take 305 anywhere, with on-demand, equipment-free digital workouts for $29/month.

- **3,000** paying subscribers, 80% estimated organic growth
- **$412 projected LTV** digital subscription driven by organic and partnerships[1]
- **$300,000** EBITDA in 2021 projected

1. LTV calculated on a 10-year forecast. Current LTV with less than 1 year of lifespan = $170. Organic drives 80% of acquisition. 20% of acquisition driven through paid channels, with a blended CPA of $40.

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Please see financial projections in Data Room for additional detail regarding the assumptions underlying these projections.


305 At HOME

THE 305 COMMUNITY

"It used to be that people were born as part of a community, and had to find their place as individuals. Now people are born as individuals, and have to find their community." - Bill Bishop, Author

- Hundreds of members continued paying monthly dues for an average of 10 months after studios closed

- In tight talent market, 80% of staff returned after 16-month furlough compared to less than half estimated for gyms in our operating areas[1]

- '305 Live' became a daily ritual for Fivers worldwide in COVID, averaging 1,000 virtual attendees on a daily basis[2]

1. Average staff return rate estimated from 15 conversations with studios and gyms in April 2021.
2. YouTube Live daily classes March 13 2020 - Sept 15, 2020 generated 500-1,200 attendees on a daily basis



305 TATTOOS



305 MARRIAGES



305 ENGAGEMENTS



305 BABIES



LICENSING THE 305 MAGIC

HOW INSTRUCTOR LICENSING WORKS



TAKE TRAINING

$290

Virtual 12-hour course led
by 305 Master Instructors



JOIN THE NETWORK

$39/mo

Access 305 brand, plug-and-play
choreography, and instructor community



MAKE $ AND SPREAD 305

4% rev share with 305

Power your classes with 305's biz
suite, tech, and DJ radio

LICENSED INSTRUCTORS STAY ON NETWORK

- Of 10 licensed instructors who join the instructor network, we predict 7 are still on the network 2 years later[1]

- **2.5% net MoM churn** of instructors on network over last 6 months[2]

- Projected average lifetime value is $2,500



% Cohort Licensed Instructors on Network

Months After Graduating Training

1. Based on current instructor churn trends. Please see financial model for more. 2. 2.15% is our average net churn: we take total instructors churned off $39/mo network and add back in any instructors we re-engaged (e.g. who left network and came back).

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



MARKET LEADER

FIVERS STICK AROUND



- Of 100 people who become a 305 studio customer, historical data suggests ~70 will still be taking classes two years later[1]

- Digital platform also sticky, with opportunity to further improve with hardware and re-engagement tools

Percent Cohort Still Taking Class



Months as a Customer

1. Customer is defined as anyone who took at least 2 studio classes, and were still taking classes 3 months after their first visit. Using historical data from customers who started 305 between 2014-2017 — of 100, 75 were still taking studio classes 2 years later (2016-2019).

SOCIAL POWER

305's TikTok following grew 11,400% April 2020 - April 2021

120,000
TikTok followers

250,000
Email readers

75,000
YouTube subs

93,000
Instagram followers

BE HAPPY BEING YOU

MAKE SWEAT SEXY

MAKE JOY YOUR JOB

TOP FIVE DIETS Reexamined MYTHS

WON'T BE A DRAG Just Be A Queen

PRESS

TODAY

HEALTH

I tried 305 Fitness At Home – and it gave me that cardio high I had been missing

If you're looking to break up the monotony of working out at home and have some fun, 305 At Home is a welcome change.



WWD

Log In | Subscribe

Cult Dance Cardio Class 305 Fitness Plans to Expand After Big Investment



GLAMOUR

6 Party-Ready Workouts for Dance Lovers

3. Club-Style Dancing (305 Fitness, The Vixen Workout)

Set to a live DJ, 305 Fitness in New York and Washington, D.C., (with more cities to come!) is designed to feel like a night out at a Miami club. Like its

People

SUBSCRIBE

New Year's Resolutions: Check! It's Only January 3 and These Stars Are Already Hitting the Gym

DREW BARRYMORE

Barrymore danced her way into the new year at 305 Fitness. "getting my New Year's Eve dance on because I



Bustle

SHOP MENU

Small Business Salutes

How One Fitness Studio Is Creating A Stronger Community Amidst Covid-19

NEW YORK POST

The sexy (and sweaty) workout Emma Watson loves

Sadie Kurzban (far left) teaches a class at 305 Fitness, the Miami nightlife-inspired workout she founded, which now has a new studio in the Village.

Brian Zak/NY Post



Page Six

EXCLUSIVE

Tiesto invests in dance fitness class

By Mara Siegler

November 12, 2018 | 8:15pm



abc NEWS

305 Fitness Craze Brings Miami Heat to Your Workout

REFINERY29

United States

DISCOVER WATCH SHOP +MORE

Meet The Women Dominating The Wellness World



the Strategist

The Best Online Workout Classes, According to Strategist Writers and Editors

By The Editors

305 Fitness

305 Fitness

BUY AT 305 FITNESS

Tl;dr: For a fun workout that requires no equipment, 305 offers free workouts on YouTube that can be done alone or with the whole family.



THE DREAM TEAM!

THE 305 TEAM IS READY FOR THE NEXT CHAPTER

Sadie Kurzban, Founder & CEO
Sam Karshenboym, COO
Ben Kurzban, CFO
Holly Whited, Licensing VP
Heather Neufeld, Studio Director & HR Director
Christina Serrano, Operations Director
Kaylyn Buckley, Marketing Manager
Desiree Guitian, Operations
Steph White, Finance & Data
Lauren Harris, Partnerships
Jeo Bautista, Design
Marcus Isaiah, Social Media Manager
Candace Taylor, Product & Licensing
Celeste Castillo, Licensing
Olivia Love-Dembovsky, Licensing

Sam Brady, Instructor Development
Brandon Durrette, DJ Development
Khalilah Branch, DC Studio Leader & Diversity Business Partner
Britney Willingham, Boston Studio Leader
Gina Beach, Midtown Studio Leader
Rachelle Maguire, Village Studio Leader
Alicia Hutchinson, Union Square Studio Leader



WITH HELP FROM INVESTORS & ADVISORS LIKE



TIESTO

Best DJ of All Time



KEVIN DURANT

NBA Giant

CARRIE DORR

Pure Barre founder

BRUCE EDWARDS

Crossfit, Barre3

DEBBIE MARKOWITZ

Equinox, Acorns, Kindbody





DESIREE GRUBER

Media mogul





JON CANARICK

Barry's, SLT, Curves





JEFF JORDAN

MD, A16Z





305 Fitness

BECOME AN INVESTOR

www.305fitness.com

EXHIBIT E
Video Transcripts

305 Fitness, Inc.

"Own a Piece of 305! Make Sweat Sexy Worldwide | 305 Fitness"
Public Overview Video: https://youtu.be/tcrZgJtpFRI

[Sadie Kurzban]: "Come on if you're new to 305, this is the space where we come to feel ALIVE! Let's go!"

"I started 305 in 2012 because I wanted something different. The fitness industry was leaving so many people behind. Mediums change... price tags increased... but the core approach was all the same: No pain, no gain.

305 turns all of that on its head by making exercise fun!

[Live Instructor]: "Turn to the person next to you, give them some twinkles and a winky face… Hit it DJ!"

[Sadie Kurzban]: "Over the years, we built something truly magical together. When COVID hit, we acted quickly, keeping the community alive and bringing 305 straight to you."

"We launched two new revenue streams: 305 At Home, where thousands of Fivers can take 305 with them anywhere with our on-demand digital subscription; and 305 Certification, where we teach instructors how to take the 305 format and bring it into their local communities, gyms, and dance studios, across 40 different states.

"We are back now with our studio doors open, bigger, badder, and stronger than before. With less market competition and new innovative ideas, 305 is positioned to become an empire in the fitness space.

"Our vision: open more flagship studios, certify thousands of local instructors, and expand 305 At Home so you can take 305 wherever life takes you!"

"This is your opportunity to own a piece."

"Visit 305fitness.com/invest to learn more."

--

"Visit this Instagrammable NYC Fitness Studio! | 305 Fitness"
Gallery Video: https://youtu.be/WzJ1pEomd-c

[Video of studio showing hip decor, state-of-the art lights, and classes in action]

[Text overlay: "Non Stop"... "Cardio Dance Party"... "Live DJ"]

[Closed with 305 Fitness logo]

--

"Have a blast and make that cash - your new side hustle is waiting! | 305 Fitness"
Gallery Video: https://youtu.be/wm-f46sMqa4

[Instructor #1]: "I saw my Venmo go up and I was like *'Oh! This works!'*"

[305 Fitness logo]

[Instructor #1]: "After training, I saw income, really after the first class!"

[Instructor #2]: "I was able to start making money about a month after my 305 certification weekend"

[Instructor #1]: "If you follow their format, there is really no way you can fail."

[Instructor #2]: "Following the teaching blueprint of 305, is sooo doable"

"It is everything anybody needs if they're feeling even a little bit lost, in the world that we live in today, 305 is a home!"

[Instructor #1]: "Teaching 305, it literally makes me feel like I can do anything, and I'm happy to find something that matches my personality… and I've found my true self"

[Closed with 305 Fitness logo]

--

"305 Fitness At Home | Bigger and Badder"
Gallery Video: https://youtu.be/HDTZBt6FGgw

[Video of users turning on their TVs and iPads at home to join a 305 Fitness class]

[Video of users doing choreographed dances that are guided on the screen, and completing the work-out after being sweaty and worked out]

--

"The HOTTEST Fitness Instructors | 305 Fitness"
Gallery Video: https://youtu.be/AiAgHJ1Zkk0

[Opens with 305 Fitness logo]

[Video of users having a 305 Fitness class on the beach, dancing in fitness gear, bathing suits, and running into the water at the end of the class]

[Closes with 305 Fitness logo]

--